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RUN JAN 28 2014                    HUNTINGTON                             PAGE 1
 AT  9:28 AM                    SEC 13-G Report                 AS OF 01/28/2014

                                    FORM 13G
                             YEAR END 5% TO QUALIFY


CUSIP     INVESTMENT  DESCRIPTION                              NUMBER SHARES
/ACCOUNT  AUTHORITY   /SHORT NAME                              HELD/OUTSTANDING

132008103             CAMBEX CORP                            23,429,000

                       SOLE VOTING POWER                      1,650,386
                       SHARED VOTING POWER
                       SOLE DISPOSITIVE POWER                 1,650,386
                       SHARED DISPOSITIVE POWER

                         AGGREGATE AMOUNT HELD                1,650,386
                         PERCENT OF SECURITY HELD                     7.044202 %

3315010855    S       CALVERT,R IRR                           1,650,386
                                                                      7.044202 %